

Mail Stop 3720

October 18, 2007

Margaret A. Burton
President and Chief Executive Officer
Fresca Worldwide Trading Corporation
7337 Oswego Road
Liverpool, New York 13090

   Re: **Fresca Worldwide Trading Corporation**
       Amendment No. 1 to Form SB-2
       Filed October 11, 2007
       File No. 333-145882

Dear Ms. Burton:

   We have reviewed your filing and your response letter submitted on October 11, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that since your amended filing includes pagination inconsistencies in the financial statements, references to financial statement page numbers in this letter refer to the page numbering contained in your previous filing.

Registration Statement Cover Page

1. Please revise the address of the principal executive offices on the registration statement cover page to disclose the current address of the company.

Our Company, page 5

2.   We note your response to prior comment 2 and your revised disclosure. Your
        disclosures are still confusing. In this regard, we refer to your disclosure on page
        9 where you disclose that "Ten of our 11 ATM's" and on page 11 where you
        disclose that you "own and/or manage a total of 11 Automated Teller Machines."
        Please revise your disclosures throughout your filing to indicate that you are
        referring to your in-service ATM's.

Summary Financial Information, page 7

3.   We note your response to prior comment 4. As previously requested, please
        revise to label the December 31, 2006 and 2005 columns as "unaudited."

Compensation, page 17

4.   We note your response to prior comment 11 regarding director and officer
        compensation. We reissue our prior comment and clarify its purpose of
        condensing your compensation disclosure into one section, not two separate
        sections. Please revise your disclosure so that your compensation disclosure is
        contained in one section.

Organization and Basis of Presentation, page 22

5.   We note your response to prior comment 16. Since you purchased ATM assets
        and not a business, remove the financial statements of Cobalt Blue, LLC, all the
        related financial information and any disclosure referring to the financial
        information of Cobalt Blue, LLC. Also, revise your MD&A accordingly. We
        note that you had no operations and nominal assets before you acquired the
        ATM assets from Cobalt Blue, LLC.

6.   Please refer to the second paragraph. Tell us why you are presenting this
        disclosure. Since you acquired assets, it is unclear to us why this disclosure is
        necessary.

Overview, page 31

7.   We not your response to prior comment 21. As previously requested, please tell
        us in detail how you are accounting for the interchange and surcharge fees and
        the related rebates under the full placement and merchant-owned programs.
        Refer to your basis in the accounting literature. Also, tell us how you considered
        EITF 99-19 and 01-9.

Industry Trends, page 32

8.   We have read your revisions made in response to our prior comment 23, and
       continue to believe that further revisions are needed to disclose the material
       effects reasonably likely to result from the industry trends you disclose. For
       example, please disclose whether you believe these trends are reasonably likely
       to have a material adverse effect on your future financial condition or results of
       operations.

Revenues and Cost of Revenues, page 33

9.   Per page 35, you sold one of the ATM's that is managed by you and one appears
       to be in inventory. Please expand to discuss this and how it will impact your
       future revenues and cost of revenues.

Depreciation, page 34

10.   We note your response to prior comment 26. Please tell us the factors you
       considered in your determination that a useful life of 20 years is appropriate for
       your ATM's. We note your disclosures of industry trends on page 32. Also, we
       note your disclosure that the useful lives of your fixed assets range from five to
       seven years in Note 1 on page F-1.

Interest Expense, page 34

11.   We note your response to prior comment 24. Please clarify how the sale of the
       Peter's Grocery Stores and loss of two ATM's resulted in the decrease in interest
       expense.

Other Income, page 35

12.   We note your response to prior comment 29 and your revised disclosure. Please
       revise your disclosures throughout your filing to clearly indicate that this was a
       sale of fixed assets and not a sale of inventory. Also, tell us how you are
       accounting for the one ATM referred to as "inventory" and its carrying value.
       As previously requested, discuss why you incurred bad debt expense of $1,620.

Liquidity and Capital Resources, page 37

13.   We have read your revisions made in response to our prior comment 30, and
       continue to believe that further revisions are needed to clarify the basis on which
       management believes you will be able to fund your liquidity and capital resource
       requirements based on your future results of operations. In particular, we note

that the company had a net loss of $20,340 from operating activities for the six
months ended June 30, 2007, and that there would not have been sufficient cash
on hand to meet your operating expenses during this period if you had not
received $30,000 from the sale of stock. In light of this performance, as well as
the industry trends you describe on page 32, please provide more analysis in this
section as to why you believe future results of operations will be sufficient to
support your short-term and long-term liquidity requirements.

14.   Please correct your disclosure in the first sentence of the second paragraph so
        that it is clear that the $466,212 cash amount relates to December 31, 2005, not
        2006.

15.   We note your response to our prior comment 32 regarding the reason for the
        decrease in cash from 2005 to 2006. Please revise your disclosure so that an
        investor is better able to understand why removing two ATM's and increasing
        your accounting and legal fees would result in such a substantial net decrease of
        cash on hand in the amount of $445,451. If more factors decreased your cash
        position, please disclose these additional factors as well.

16.   We note in the third paragraph of this section that you revised your disclosure to
        state that your principal stockholders have agreed to fund any liquidity
        requirements not met by your future results of operations. Please elaborate on
        this arrangement. For example, please name the stockholders, describe the terms
        of such agreement, whether this agreement is in writing, and, if so, file the
        agreement as an exhibit to the registration statement.

17.   We note your response to prior comment 34 regarding your description of
        property. We reissue our prior comment and clarify its purpose of condensing
        your description of property into one section, not two separate sections. Please
        revise your disclosure so that your description of property disclosure is contained
        in one section.

Undertakings, page 44

18.   We note that you have incorrectly revised the undertakings section in response to
        our prior comment 51. In particular, we note that you have incorrectly omitted
        Items 512(a)(2) and (3). Also, please delete your Section 4(a) on page 44 as this
        undertaking is applicable only when relying on Rule 430B. Finally, please
        delete the last two paragraphs on page 45 as they are duplicative of the two
        paragraphs immediately preceding them.

Signatures, page 46

19.   We note your response to prior comment 52 involved the deletion of Ms. Burton as Principal Accounting Officer. Please note that the registration statement must indicate who is signing in the capacity of principal financial officer and the principal accounting officer or controller. See Instruction 1 in the Instructions for Signatures on Form SB-2. Please revise your signature page to identify Ms. Burton as your principal accounting officer or controller.

Exhibit Index, page 47

20.   It appears that you have omitted the legal opinion (exhibit 5) and consent of counsel (exhibit 23) from the exhibit index in this amendment. Please revise to insert these exhibits into the exhibit index.

Report of Independent Registered Public Accounting Firm, page F-2

21.   We note your response to prior comment 36. As previously requested, revise the review report to include the statements of operations for the three months ended June 30, 2007 and 2006. Also, delete the reference to the balance sheet as of June 30, 2006 since it is not presented.

22.   We note your response to prior comment 37. As previously requested, please have your auditor revise the review report to comply with AU Section 722.37 and 722.38 of the PCAOB Interim Auditing Standards. The report should consist of the following:

- A statement that the interim financial information is the responsibility of the management of Fresca Worldwide Trading Corp.
- Revise the second sentence in the second paragraph to replace "generally accepted auditing standards" with "the standards of the Public Company Accounting Oversight Board (United States)."
- Revise the third paragraph to include "in the United States of America" after "generally accepted accounting principles."

23.   Per page 22, you were formed on December 29, 2003. Please tell us why the audit report refers to the inception date of February 10, 2006. Also, tell us why the audited financial statements for the fiscal year ended December 31, 2005 are not presented. Further, revise page 7 to present the summary financial information for the period from December 29, 2003 to December 31, 2003 and the fiscal year ended December 31, 2004.

Financial Statements, pages F-3 to F-9

24.   We note your response to prior comment 38. Please label the December 31, 2006 column in your balance sheets and your statement of stockholders' equity as "unaudited."

Statement of Operations, page F-5

25.   Revise your statement to reclassify the line item Bad Debt to operating expenses or tell us why this reclassification is not necessary.

26.   We note your response to prior comment 39. We are unable to locate the footnote you refer to in your response. As previously requested, tell us why you have not recognized any income tax provision for the interim period and for the fiscal years ended.

Statement of Cash Flows, page F-7

27.   We note your response to prior comment 42. Please tell us why the previous amount of $17,000 in the line item, "Additional Paid in Capital," was deleted. Also, we note that the amount of $2,761 in the line item, "Cash – End of Period," does not equal the amount of $20,761 in the line item, "Cash and Cash Equivalents." Please revise or advise.

28.   We note your response to prior comment 48. Please tell us and disclose the nature of the line item, "Distribution." We note that the distribution is not reflected in your statement of stockholders' equity and this line item is not presented in the statement of cash flows for the year ended December 31, 2006.

Management Certification, page F-16

29.   We note your response to prior comment 43. As previously requested, please delete this disclosure.

Concentration of Credit Risk, page F-8

30.   We note your response to prior comment 44. We are unable to locate the revisions. Please revise or advise.

Revenue Recognition, pages F-9 and F-17

31.   We note your response to prior comment 45. We are unable to locate the revisions. As previously requested, please disclose why you only receive a portion of the surcharge and inter exchange fee.

Exhibit 5.1

32.   We note your response to prior comment 53 and reissue our comment as the legal opinion included does not comply with Item 601(b)(5) of Regulation S-B. At present, the opinion does not opine as to the legality of the shares being issued under Nevada law because it assumes, for purposes of the opinion, that the laws of the State of New Jersey are the same as the laws of the State of Nevada. Please note that we will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice as long as the opinion is not qualified as to jurisdiction. As such, please revise your legal opinion to delete this assumption.

Exhibit 15

33.   We note your response to prior comment 55. We are unable to locate the exhibit. Please provide the exhibit or advise us.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Virginia K. Sourlis, Esq. (via facsimile at (732) 530-9008)